SONGVEST, INC.

Unaudited Financial Statements For The Period Ended December 31, 2017

January 9, 2018



Independent Accountant's Review Report

To Management
SongVest, Inc.
Raleigh, NC

We have reviewed the accompanying balance sheet of SongVest, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 9, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SONGVEST, INC.
BALANCE SHEET
DECEMBER 31, 2017
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ASSETS

CURRENT ASSETS

Cash	$	11,724
TOTAL CURRENT ASSETS		11,724
TOTAL ASSETS	$	11,724

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized, 6,000,000 shares issued and outstanding. $.00001 par value)	60
Additional Paid in Capital	41,595
Retained Earnings (Deficit)	(29,931)
TOTAL SHAREHOLDERS' EQUITY	11,724
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,724

SONGVEST, INC.
INCOME STATEMENT
FOR THE YEAR: APRIL 20, 2017 (INCEPTION) - DECEMBER 31, 2017

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Operating Income		
Sales	$	6,091
Operating Expense		
Legal & Professional Services		35,495
Advertising & Marketing		341
Bank Charges & Fees		186
		36,022
Net Income	$	(29,931)

SONGVEST, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR: APRIL 20, 2017 (INCEPTION) - DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(29,931)
Net Cash Flows From Operating Activities		(29,931)
Cash Flows From Financing Activities		
Issuance of Common Stock		60
Change in Additional Paid in Capital		41,595
Net Cash Flows From Financing Activities		41,655
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		11,724
Cash at End of Period	$	11,724

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SongVest, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company provides a way to invest in shares that reflect the economic performance of the revenue stream of new music albums by generating dividends. The Company helps co-promote new albums with record labels while giving fans the opportunity to support their favorite artists and potentially receiving future dividends that are based upon a variety of royalty streams relating to those artists.

The Company will conduct an equity crowdfund offering during the first quarter of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the states of North Carolina, and Delaware. The Company incurred a net operating loss during the year ended December 31, 2017. Due to management's uncertainty as to the timing and valuation of the loss, no allowance has been recorded in the statements to account for it. The Company's initial federal tax filing will be subject to review by the IRS for three years from the original due date, or the date filed, whichever is later.

Advertising & Marketing

Advertising costs are expensed as incurred.

NOTE C- SUBSEQUENT EVENTS

      Management considered events subsequent to the end of the period but before January 9, 2018, the date that the financial statements were available to be issued.